

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

December 14, 2006

Mr. Lyndon West
Chief Executive Officer
Index Oil and Gas, Inc.
10000 Memorial Drive, Suite 440
Houston, Texas 77024

> **Re:** **Index Oil and Gas, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed November 29, 2006**
> **File No. 333-137957**

Dear Mr. West:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update your disclosure in your SB-2 to reflect recent developments. We note for example that you filed a Form 8-K on December 7, 2006 to disclose your acquisition of interests in two new wells and an increase of your interest in two existing wells. Also discuss in MD&A the impact these transactions will have on you, including in how you will pay for the acquisitions, and their effect on cash flow, capital expenditures and liquidity.

Selling Stockholders, page 15

2.   We note your response to our prior comment 3. However, there are still several
        entities for which you have not identified a natural person: no. 128, Marvel
        Economistas; no. 168, Mulberry Asesores S.L.; no. 185, Gerlach & Co.; no. 200,
        Rennington Ltd.; no. 206, ICON Corporate Finance; and no. 314, Blenton
        Management. In addition footnotes XXXIX, XL and XLI do not correspond with
        the named shareholder.

3.   We note your response to our prior comment 7. Please specifically state whether
        any selling shareholder is a broker-dealer or an affiliate of a broker-dealer, and
        delete the language "except to the extent otherwise indicated." If any selling
        shareholder is a broker-dealer, please identify it as an underwriter unless you can
        state that he obtained the securities being registered for resale as compensation for
        investment banking services. If any of them are affiliated with a registered
        broker-dealer, please identify them as an underwriter unless you can state that
        they purchased the securities in the ordinary course of business and at the time of
        purchase, had no agreements or understandings, directly or indirectly, with any
        party to distribute the securities.

4.   We note your response to our prior comment 7, and re-issue it in part. Please
        address the manner in which each *offering* was conducted.   Please also correct
        your disclosure on page 37 to state that all of your sales were made in reliance on
        Regulation S.

Engineering Comments

2006 Reserve Report

5.   Please tell us the basis for classifying the reserves of the Vieman #1 well in
        Brazoria County as proved.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filing includes all information required
under the Securities Act of 1933 and that they have provided all information investors
require for an informed investment decision. Since the company and its management are

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jim Murphy at 202-551-3703 if you any questions in regard to the engineering comments. Please contact Donna Levy at (202) 551-3292 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Sasha Ablovatskiy, Esq. (by facsimile)
J. Murphy
D. Levy